0 82-01711



06015638



FOSTER'S
GROUP

14 July, 2006

Foster's restructures for growth

The Board of Foster's Group Limited (Foster's) has endorsed a simplified, 'consumer led, customer driven' business structure, with strengthened global processes, insights and practices.

From 1 August, Foster's will operate as three new regional businesses covering Australia, Asia and the Pacific; the Americas; and Europe, Middle East and Africa (EMEA).

Each regional profit centre will draw on the expertise and support of a global supply chain team, and a global marketing and consumer insights team – both working across all product categories – and global support functions comprising Finance, Strategy, Human Resources and Legal.

As a result, the Group will trade as Foster's in every market and will no longer refer to its businesses as Foster's Wine Estates, Foster's Australia and Foster's Brewing International.

Announcing the restructure, Chief Executive Officer (CEO), Trevor O'Hoy said:

"With the integration of Southcorp now largely complete, and after two years of significant transformation, we're a fundamentally different company – a great international drinks business, with an outstanding portfolio of brands.

"Our unique Australian multi-beverage business is gaining momentum, we've created one of the world's finest multi-region, premium wine portfolios, and we've made substantial headway with our plans to realise greater value from the Foster's beer brand. We've also divested non-core businesses and assets to enable us to focus on premium drinks.

"Our new structure brings us closer to our customers and consumers, while formalising and reinforcing our One Foster's philosophy of working as one team, sharing our capabilities and infrastructure across products, processes and regions".

Foster's Leadership Team

From 1 August, the following roles have been created, all reporting to the CEO:

- **Managing Directors** for each of the three regions responsible for local sales and marketing execution, and capturing local growth opportunities.
  - **Jamie Odell**, currently Managing Director Foster's Wine Estates, will become **Managing Director, Foster's Australia, Asia and Pacific**;
  - **Scott Weiss** will continue as **Managing Director, Foster's Americas**;
  - **Peter Jackson** will continue as **Managing Director, Foster's EMEA**;

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- **Chief Supply Officer – Michael Brooks**, currently Director Commercial Services and Capability, will oversee production, logistics and procurement across all product groups to drive greater efficiency, speed to market, and product quality.

- **Chief Marketing Officer – Rick Scully**, currently Managing Director Foster's Brewing International, will drive marketing and brand strategy for all global brands, work with regional marketing teams to define local execution priorities, and lead an innovative, world-class marketing organisation.

- **Chief Strategy Officer – David Bortolussi** will continue to lead the Group Strategy team, and will develop global alliances, and manage all acquisition and divestment activities.


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The following roles will continue on the Foster's Leadership Team:

- **Chief Financial Officer** – will assume responsibility for Corporate Affairs and Communications, in addition to existing responsibilities for Finance, Information Technology, Tax, and Investor Relations. **Pete Scott** will continue in this role.

- **Chief Human Resources Officer – Ben Lawrence** (formally Senior Vice President Human Resources) will continue to drive global people strategy. Ben will also continue to oversee the Wine Clubs and Wine Services businesses, which will operate under their current trading names.

- **Chief Legal Officer & Company Secretary – Martin Hudson**, currently Chief Legal Counsel & Senior Vice President Commercial Affairs, will continue to lead Commercial Affairs, now to encompass Government, Industry & Community in addition to Legal, Risk and Compliance.

After almost 27 years of exceptional service at Foster's Australia and Carlton & United, John Murphy, Managing Director, Foster's Australia has tendered his resignation, effective 1 August. John leaves the business to pursue other interests.

"John's legacy is a multi-beverage business in Australia that is not just highly successful, but unique," Mr O'Hoy said. "On behalf of all of us at Foster's, I'd like to thank John and wish him the very best of luck in his future endeavours."

The new management structure aligns with the Group's move to regional financial reporting, effective 1 July 2006.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623


FOSTER'S
GROUP

Foster's Leadership Team – Biographies

Trevor O'Hoy

Chief Executive Officer

Trevor became Chief Executive Officer of Foster's Group on April 5, 2004. He was formerly Managing Director of Carlton & United Breweries and prior to that he was Foster's Group Chief Financial Officer. Trevor has had a number of key roles within Foster's in finance, strategy, hotel management, business planning, change management and investor relations. His background in finance with CUB spans more than 20 years.

Jamie Odell

Managing Director

Australia, Asia and Pacific

Jamie became Managing Director of Foster's Wine Estates (then Beringer Blass Wine Estates) in January 2005. Jamie joined Foster's in April 2000 as Managing Director Trade Asia Pacific before transferring to the Wine Trade Operational Review in the role of Chief Operating Officer. Before joining Foster's, Jamie held numerous management roles with Allied Domecq in the UK and Asia Pacific.

Scott Weiss

Managing Director

Americas

Scott was appointed Managing Director, Foster's Wine Estates Americas in July 2005, overseeing the combined businesses of former Southcorp Wines Americas and Beringer Blass Wine Estates North America. Prior to joining the Foster's Group, Scott was President, Southcorp Wines, the Americas.

Peter Jackson

Managing Director

Europe, Middle East and Africa

Peter was appointed Managing Director of FGL Wine Estates in May 2006. Previously Vice President European Sales for Southcorp Wines, he joined Foster's as Commercial Director – Continental for FGL Wine Estates in 2005. Peter has previously held brand marketing and general management roles with Anheuser-Busch and Bass.

Michael Brooks

Chief Supply Officer

Michael Brooks is currently Director Commercial Services and Capability for Foster's. Michael began his career at Foster's in 1975, and has managed both the Kent and Abbotsford breweries and national operations and logistics for Carlton & United Beverages. Most recently, Michael has overseen the integration of Southcorp following Foster's acquisition of the group in June 2005.

Richard (Rick) Scully

Chief Marketing Officer

Rick has been driving the growth of the global Foster's beer brand since 1995 as Managing Director of Foster's International and then, Foster's Brewing International. With 30 years in beer operations and marketing, Rick was formerly Vice President of Marketing and then Divisional President of Molson Breweries and Chief Executive of Irish brewer Beamish and Crawford.


FOSTER'S
GROUP

Pete Scott

Chief Financial Officer

Pete was appointed Chief Financial Officer for Foster's Group in November 2002. Pete joined Beringer Wine Estates in 1997 as Chief Financial and Administration Officer following a 21-year career in finance and business consulting including 12 years in the US wine industry. Pete was formerly Senior Vice President, Finance and Administration with Kendall-Jackson winery in California.

David Bortolussi
Chief Strategy Officer

Since joining the Foster's Group in 2004 as Vice President, Global Strategy and Business Development, David has led major strategy projects including the acquisition of Southcorp and the divestment of the Foster's brand in Europe. Prior to joining Foster's Group, David spent 15 years as a consultant with McKinsey & Company and an advisor with PricewaterhouseCoopers Corporate Finance.

Ben Lawrence
Chief Human Resources Officer

Ben was appointed Senior Vice President Human Resources in December 2001. Previously Vice President Human Resources at Beringer Blass Wine Estates, based in Napa Valley, California, Ben has over 25 years experience in human resource management.

Martin Hudson
Chief Legal Officer & Company Secretary

Martin joined Foster's as Senior Vice President and Chief Legal Counsel in July 2005. He was previously Company Secretary and Chief General Counsel of Southcorp Limited, Chief General Counsel to the Pacific Dunlop Group of Companies and a Managing Partner of national law firm Freehills.